SECURITIES AND EXCHANGE COMMISSION

05037096

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-46325

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2005 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXIS Asset Management Distributors, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston (City) Massachusetts (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatriz Pina Smith 617-449-2519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Asset Management Distributors, L.P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Senior Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Changes in Financial Condition.
✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of IXIS Asset Management North America, L.P.)

Financial Statements

For the Year Ended December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of IXIS Asset Management Distributors, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of IXIS Asset Management Distributors, L.P. (the "Distributor", a wholly-owned subsidiary of IXIS Asset Management North America, L.P.) at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Distributor's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in a schedule on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2005

IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of IXIS Asset Management North America, L.P.)

Statement of Financial Condition

December 31, 2004

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	6,031
Accounts receivable, affiliates		828
Accounts receivable, other		3
Other assets		2,183
Total assets	$	9,045
Liabilities and Partners' Capital		
Liabilities		
Accrued expenses	$	4,123
Total liabilities		4,123
Partners' capital		
Limited partner		4,873
General partner		49
Total partners' capital		4,922
Total liabilities and partners' capital	$	9,045

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.

(A wholly-owned subsidiary of IXIS Asset Management North America, L.P.)

Statement of Operations
Year Ended December 31, 2004
(in thousands of dollars)

Revenues	
Service and distribution fees	$ 31,341
Fee income from affiliates	8,437
Commission income	4,218
Less amounts remitted to broker/dealers	
Service and distribution fees	(28,074)
Commissions expense	(3,721)
Other revenues	
Other income	416
Dividend income	48
Total revenues, net	12,665
Expenses	
Compensation and benefits	7,928
Distribution costs	4,405
Other operating costs	156
	12,489
Net income	$ 176

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management North America, L.P.)
Statement of Changes in Partners' Capital
Year Ended December 31, 2004
(in thousands of dollars)

	General Partner	Limited Partner	Total
Balance at December 31, 2003	$ 30	$ 2,970	$ 3,000
Net income	2	174	176
Contribution of capital	17	1,729	1,746
Balance at December 31, 2004	$ 49	$ 4,873	$ 4,922

The accompanying notes are an integral part of these financial statements.

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management North America, L.P.)
Statement of Cash Flows
Year Ended December 31, 2004
(in thousands of dollars)

Cash flows provided by (used in) operating activities	
Net income	$ 176
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in assets and liabilities	
Decrease in accounts receivable	372
Increase in other assets	(1,043)
Decrease in total liabilities	(165)
Net cash used for operating activities	(836)
Cash flows provided by (used in) by financing activities	
Capital contributions	1,746
Net cash provided by financing activities	1,746
Net increase in cash and cash equivalents	1,086
Cash and cash equivalents, at beginning of year	4,945
Cash and cash equivalents, at end of year	$ 6,031

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

IXIS Asset Management Distributors, L.P. (the "Distributor"), formerly named CDC IXIS Asset Management Distributors, L.P., is the national distributor for CDC Nvest Funds and the Loomis Sayles Funds (the "Mutual Funds"), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. IXIS Distribution Corporation, formerly named CDC IXIS Distribution Corporation, which is a wholly-owned subsidiary of IXIS Asset Management Holdings, LLC, formerly named CDC IXIS Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. IXIS Asset Management North America, L.P., (the "Operating Partnership" or the "Parent"), formerly named CDC IXIS Asset Management North America, L.P., is the Limited Partner and has a 99% ownership interest in the Distributor.

IXIS Asset Management North America, L.P. ("IAMNA"), is a subsidiary of IXIS Asset Management US Corp. ("IAM US Corp."). IAM US Corp is a wholly-owned subsidiary of Paris-based IXIS Asset Management ("IAM"). IAM is a wholly-owned subsidiary of IXIS Asset Management Group S.A. ("IAM Group"), a holding company created in 2004 to manage the asset management entities of France's Caisse Nationale des Caisses d'Epargne ("CNCE"). CNCE is a major diversified financial institution with a global presence in the banking, investment banking, asset management and custody industries and is the majority shareholder of IAM Group. The Caisse des Dépôts et Consignations ("CDC") is the largest single shareholder of CNCE, with a 35% interest, with the remaining 65% interest held by over 30 French regional savings banks known as the "Caisses d'Epargne".

The CDC Nvest Funds consist of 22 open-end registered investment companies or mutual funds, which offer a combination of Class A, B, C and Y shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund. Administrative service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Loomis Sayles Funds consist of 8 open-end registered investment companies or mutual funds, which offer a combination of Retail and Administrative class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund. Marketing and Sales Support and Distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of financial markets.

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts, Institutional Money Management, Mutual Funds, Variable Annuities and Variable Life products.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist principally of a money market mutual fund (sponsored by a related party, see Note 3), held in a nationally chartered bank and other highly liquid financial instruments, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held in the nationally chartered bank, which results from the timing of distribution fees received from the funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable
Accounts receivable includes an accrual for a portion of service and distribution (or fees earned under United States Securities and Exchange Commission Rule 12b–1) income and other customer receivables. Amounts due from other affiliates are settled monthly and 12b–1 income is paid by the respective Mutual Funds monthly.

Other Assets
Included in other assets are commissions paid to third parties on certain mutual fund sales. The Distributor pays a stated percentage for certain mutual fund sales to brokers, such amounts are amortized and recognized as an expense over a one year period. These assets are presented net of amortization in the Statement of Financial Condition.

Accrued Expenses
Accrued expenses consists primarily of 12b-1 fees due to brokers that are paid based on a percentage of a Mutual Fund's average net assets.

Income
Commissions are earned on the sale of Class A Mutual Fund shares and were earned on Class C mutual fund shares through January 2004. On February 1, 2004 Class C mutual fund shares no longer charged an upfront fee to shareholders. The amount remitted (related to the agreed upon dealer concessions paid to the selling brokers) is recorded in the Statement of Operations.

Fee income from affiliates and service and distribution fees (collectively "12b-1 income") is earned by the Distributor as a percentage of a fund's average daily net assets. Service and distribution fees earned on Class A, B and C mutual fund shares are presented gross in revenue. The amount remitted to selling brokers is recorded in the Statement of Operations.

Income Taxes
As the Distributorship is a partnership, taxable income or loss is reportable by the limited and general partners on their individual income tax returns. Accordingly, no provisions or benefit from income taxes has been included in these financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(in thousands of dollars)

3. Transactions with Related Parties

The Distributor provided certain distribution support services during 2004 to IXIS Asset Management Advisors, L.P. (the "Advisor"), a subsidiary of IXIS Asset Management North America, L.P. Fee income from such services, for the period January 1, 2004 to June 30, 2004 was 60% of the Advisors' Gross Separate Account Advisory Fees, which amounted to $1,463 during this period. Effective July 1, 2004, the agreement between the Distributor and Advisor was amended. Fee income for such services is the Separate Account commissions accrued each month, which amounted to $1,603 during the period July 1, 2004 to December 31, 2004.

The Distributor provided certain Distribution/Marketing and Sales Support to Loomis Sayles, L.P., a subsidiary of IXIS Asset Management North America, L.P. during 2004. Fees related to such services totaled $1,141 for Distribution of the Loomis Sayles No-Load Funds, $2,738 for Marketing & Sales Support Fees on the CDC Nvest Load Funds, and $6,293 for revenue sharing with respect to the Loomis Sayles No-Load Funds.

The Distributor receives certain fees from Capital Growth Management and AEW Capital Management, both subsidiaries of IXIS Asset Management North America, L.P. for Marketing and Distribution services of their products. These fees totaled $997 and $386, respectively, during 2004.

The Distributor receives a distribution fee from Hansberger Global Investors, a partially owned subsidiary of IXIS Asset Management North America, L.P. This fee totaled $7 during 2004.

The Distributor receives a distribution fee from Vaughan Nelson Investment Management, a subsidiary of IXIS Asset Management North America, L.P. This fee totaled $91 during 2004.

The Distributor receives a distribution fee from Delafield Asset Management, a division of Reich and Tang Asset Management LLC, which is a subsidiary of IXIS Asset Management North America, L.P. This fee totaled $12 during 2004.

The Distributor entered into an Expense Agreement effective January 1, 2003, amended July 1, 2004, which stipulates that, IXIS Asset Management Advisors, L.P., a subsidiary of IXIS Asset Management North America, L.P. will bear certain expenses of the Distributor. Expenses include, but are not limited to salary and benefits; occupancy and equipment; distributions costs including travel; meals and entertainment; seminars; promotions; research and fulfillment; system and telecommunications; professional fees including certain audit fees; legal and consulting fees and other operating expenses.

The Distributor invests funds in an account with Reich & Tang Institutional Daily Income Fund that pays dividends at a floating rate (2.08% as of December 31, 2004). The Distributor had $4,120 invested in this account at December 31, 2004, included in "Cash and Cash Equivalents" on the Statement of Financial Condition, and dividend income earned on this account during 2004 was $48.

(in thousands of dollars)

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Partners' Capital

The Operating Partnership and the General Partner contributed capital to the Distributor amounting to $1,746 during 2004.

5. Net Capital Requirement

The Distributor is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a non-clearing broker and does not carry customers' accounts on the Distributor's books. At December 31, 2004, the Distributor had net capital of $1,780, which was $1,505 in excess of its required net capital of $275. The Distributor's net capital ratio was 2.32 to 1.

IXIS Asset Management North America, L.P. has committed to fund operations in accordance with current funding needs of the Distributor.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(l).

6. Variable Compensation

The Distributor has variable compensation plans that award payments to certain employees, which are generally dependent upon sales and asset levels. Variable Compensation expense amounted to $7,928 during 2004. This amount is included in Compensation and Benefits in the Statement of Operations.

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(l). Because of this exemption, the Distributor has not included the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

IXIS Asset Management Distributors, L.P.
(A wholly-owned subsidiary of IXIS Asset Management North America, L.P.)
Supplementary Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2004
(in thousands of dollars)

Net Capital	
Total Partners' Capital	$ 4,922
Deductions	
Nonallowable assets included in Statement of Financial Condition	
Accounts receivable and other current assets	3,014
Other deductions and/or charges	46
Net capital before haircuts on securities positions (tentative net capital)	1,862
Haircuts on securities	82
Net capital	$ 1,780
Aggregate Indebtedness	
Total liabilities or aggregate indebtedness	$ 4,123
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 275
Net capital in excess of requirement	$ 1,505
Excess net capital at 1,000%	$ 1,368
Ratio of aggregate indebtedness to net capital	2.32 to 1

Statement pursuant to paragraph (d) (4) of Rule 17a-5:
There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2004 FOCUS report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Partners of IXIS Asset Management Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of IXIS Asset Management Distributors, L.P. (the "Distributor") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Distributor, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Distributor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Distributor in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Distributor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Distributor has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the National Association of Securities Dealers, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2005